                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1998

Registration numbers 33-9495, 33-56218 and 33-59125

         A.  Full title of the plan:

         THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENTS OF THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN


         The following audited financial statements with independent auditors' report thereon are enclosed with this report:

         1. Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997.

         2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two -year period ended December 31, 1998.


EXHIBIT



         23.2     Independent Auditor's Consent


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN




                                                 By ROBERT E. DICENSO
                                                    Robert E. DiCenso

Date: June 29, 1999

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                           December 31, 1998 and 1997


                    With Independent Auditors' Report Thereon

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                           December 31, 1998 and 1997


                                Table of Contents


                                                                         Page(s)
                                                                         -------

Independent Auditors' Report                                                 1


Statements of Net Assets Available for Plan Benefits                         2


Statements of Changes in Net Assets Available for Plan Benefits              3


Notes to Financial Statements                                              4-17


Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor for The Gillette Company Savings Plan Trust.

                          INDEPENDENT AUDITORS' REPORT


The Savings Plan Committee
The Gillette Company:


We have audited the statements of net assets available for plan benefits of The Gillette Company Employees' Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees' Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.




May 21, 1999

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997


                                                     1998              1997
                                                --------------     -------------
Assets:
    Investment in the Savings Plan Trust        $2,331,576,711     2,163,135,513
                                                --------------     -------------

Net assets available for plan benefits          $2,331,576,711     2,163,135,513
                                                ==============     =============


See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1998 and 1997


                                                                  1998                1997
                                                            ---------------     ---------------
Additions to net assets attributed to:
    Net investment income from the Savings Plan Trust       $    33,550,314         446,036,833

    Contributions:
       Employee contributions                                    49,713,107          47,123,387
       Employer contributions                                    18,585,652          17,481,384
       Transfer of assets from Duracell Inc. Thrift Plan        235,469,789                --
                                                            ---------------     ---------------

          Total additions                                       337,318,862         510,641,604
                                                            ---------------     ---------------

Deductions from net assets attributed to:
    Benefit payments                                           (168,706,201)       (129,979,418)
    Forfeitures                                                    (171,463)           (120,065)
                                                            ---------------     ---------------

          Total deductions                                     (168,877,664)       (130,099,483)
                                                            ---------------     ---------------

          Net increase in assets                                168,441,198         380,542,121

Net assets available for plan benefits:
    Beginning of year                                         2,163,135,513       1,782,593,392
                                                            ---------------     ---------------

    End of year                                             $ 2,331,576,711       2,163,135,513
                                                            ===============     ===============


See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)    DESCRIPTION OF THE PLAN

       The Gillette Company Employees' Savings Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1993 regular employees of the Company and its participating subsidiaries became eligible to join the Plan on date of hire.

       (b)    PARTICIPANT CONTRIBUTIONS

              Eligible employees may voluntarily contribute from 2% to 10% of their compensation as matched savings, and from 1% to 5% of their compensation as unmatched savings. All contributions must be in even 1% increments.

              All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $10,000 and $9,500 for 1998 and 1997, respectively.

       (c)    EMPLOYER CONTRIBUTIONS

              For all employee contributions designated as matched savings, the Company will contribute $1 for every $2 contributed by the employee. All matching contributions provided by the Company are invested in the Gillette Company Stock Fund.

       (d)    VESTING

              Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of five years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100% vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or layoff for lack of work when it is not probable that the participant will be recalled to work within one year of the layoff.

       (e)    PARTICIPANTS' ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the following Funds:

                    Gillette Company Stock Fund
                    Invests primarily in shares of The Gillette Company common stock.


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                    Fixed Income Fund

                    Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

                    Fidelity Retirement Government Money Market Portfolio

                    Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

                    Fidelity Magellan Fund

                    Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

                    Fidelity U.S. Equity Index Portfolio

                    Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primarily in the common stocks of the companies that make up the designated stock index.

                    Fidelity Growth Company Fund

                    Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

                    INVESCO Total Return Fund

                    Seeks to provide high total return through capital growth and current income by investing in stocks and in fixed and variable income securities.

                    Fidelity Diversified International Fund

                    Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

                    Fidelity U.S. Bond Index Fund

                    Invests in investment grade (medium to high quality) or above with maturities of at least one year.

                    Fidelity Growth & Income Fund

                    Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks.

                    Fidelity Emerging Markets Fund

                    Seeks capital appreciation from emerging markets around the world.

              Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       (f)    PARTICIPANT LOANS

              The maximum loan available to each participant is the lesser of
              (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

       (g)    PLAN EARNINGS

              As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

              With respect to the Gillette Company Stock Fund, the trustee is responsible for determining the participants' accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex-dividend date. On the dividend payment date, the trustee also makes all necessary adjustments to each participant account to reflect any differences between the value of such Company stock credited to participants' accounts and the actual purchase and sales price of such shares, along with any interest or other income earned by the Fund since the preceding dividend payment date. Such adjustments are included in the dividend credited to participants' accounts.

       (h)    BENEFIT PAYMENTS

              Upon termination of employment, the participant or his or her surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $5,000 at such time, he/she may elect to defer payment or receive periodic installments. If the termination of employment is due to retirement, total and permanent disability or death, a participant (or surviving spouse) may also elect to have the proceeds of the distribution used to purchase an annuity contract for his/her benefit.

              Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.

       (i)    FORFEITURES

              Forfeitures by Plan participants are used to reduce Company contributions.


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

              The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

       (b)    INVESTMENTS

              Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the Savings Plan Trust.

              Investments of the trust are stated at fair value, which for shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. Guaranteed investment contracts and synthetic investment contracts are valued at contract value. The fair value for all other investments is determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

              Security transactions received prior to 4:00 pm Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

              The Savings Plan Trust's investments in guaranteed and synthetic investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1998 is 6.40% and the crediting interest rate as of December 31, 1998 is 6.19% for these investment contracts.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(3)    FUNDING POLICY

       The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.


(4)    PLAN TERMINATION

       The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated or if contributions are completely discontinued, each participant's interest in that portion of his or her account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Trust may continue in existence at the direction of the Board of Directors of the Company, subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.


                                                                     (Continued)

                   THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                              FIDELITY
                                                                                             RETIREMENT
                                                                GILLETTE                     GOVERNMENT
                                                                 COMPANY         FIXED         MONEY        FIDELITY
                                                                  STOCK          INCOME        MARKET       MAGELLAN
                                                                  FUND            FUND        PORTFOLIO        FUND
                                                            ---------------   ------------   -----------   -------------
Additions to net assets attributed to:
      Net investment income from the Savings
         Plan Trust                                         $   (51,898,771)    20,681,897       914,554      15,699,499
      Contributions:
         Employee contributions                                  29,401,274      3,648,815       525,388       4,465,169
         Employer contributions                                  18,585,652           --            --              --
         Transfer of assets from Duracell Inc. Thrift Plan       34,167,806     40,444,609       834,060      37,965,425
                                                            ---------------   ------------   -----------   -------------

            Total additions                                      30,255,961     64,775,321     2,274,002      58,130,093

Deductions from net assets attributed to:
      Benefit payments                                          (88,497,123)   (52,366,984)   (5,889,927)     (3,911,054)
      Forfeitures                                                  (171,463)          --            --              --
                                                            ---------------   ------------   -----------   -------------

            Total deductions                                    (88,668,586)   (52,366,984)   (5,889,927)     (3,911,054)

Net increase (decrease) prior to interfund transfers            (58,412,625)    12,408,337    (3,615,925)     54,219,039

Net interfund transfers in (out):
      Loans issued                                               (9,504,386)    (1,990,504)     (137,092)     (1,061,351)
      Loans repaid                                               10,015,645      1,396,543       159,538       1,178,208
      Other transfers                                           (72,543,682)    36,752,749    13,316,911       3,482,295
                                                            ---------------   ------------   -----------   -------------
                                                                (72,032,423)    36,158,788    13,339,357       3,599,152

            Net increase (decrease)                            (130,445,048)    48,567,125     9,723,432      57,818,191

Net assets available for plan benefits:
      Beginning of year                                       1,549,661,593    334,260,831    10,268,170      45,900,999
                                                            ---------------   ------------   -----------   -------------

      End of year                                           $ 1,419,216,545    382,827,956    19,991,602     103,719,190
                                                            ===============   ============   ===========   =============



                                                               FIDELITY
                                                                 U.S.          FIDELITY
                                                                EQUITY          GROWTH
                                                                INDEX          COMPANY
                                                               PORTFOLIO         FUND
                                                              ------------   ------------
Additions to net assets attributed to:
      Net investment income from the Savings
         Plan Trust                                             25,972,224     10,563,466
      Contributions:
         Employee contributions                                  3,133,989      3,854,165
         Employer contributions                                       --             --
         Transfer of assets from Duracell Inc. Thrift Plan      67,858,802           --
                                                              ------------   ------------

            Total additions                                     96,965,015     14,417,631

Deductions from net assets attributed to:
      Benefit payments                                          (6,217,745)    (3,853,017)
      Forfeitures                                                     --
                                                              ------------   ------------

            Total deductions                                    (6,217,745)    (3,853,017)

Net increase (decrease) prior to interfund transfers            90,747,270     10,564,614

Net interfund transfers in (out):
      Loans issued                                                (684,864)      (607,246)
      Loans repaid                                                 482,671        620,192
      Other transfers                                            5,880,572     (4,821,617)
                                                              ------------   ------------
                                                                 5,678,379     (4,808,671)

            Net increase (decrease)                             96,425,649      5,755,943

Net assets available for plan benefits:
      Beginning of year                                         89,336,684     41,376,961
                                                              ------------   ------------

      End of year                                              185,762,333     47,132,904
                                                              =============  ============


                                                                     (Continued)

           THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1998, CONTINUED:


                                                              FIDELITY         FIDELITY         FIDELITY         INVESCO
                                                              EMERGING       DIVERSIFIED        GROWTH &          TOTAL
                                                              MARKETS       INTERNATIONAL        INCOME           RETURN
                                                                FUND             FUND             FUND             FUND
                                                           --------------   --------------   --------------   --------------
Additions to net assets attributed to:
      Net investment income from the Savings
        Plan Trust                                         $     (741,864)         744,282        6,924,933        3,446,953
      Contributions:
        Employee contributions                                    226,121          530,680        1,615,262        1,677,795
        Employer contributions                                       --               --               --               --
        Transfer of assets from Duracell Inc. Thrift Plan            --         10,091,698             --         37,828,701
                                                           --------------   --------------   --------------   --------------

           Total additions                                       (515,743)      11,366,660        8,540,195       42,953,449

Deductions from net assets attributed to:
      Benefit payments                                           (185,042)        (836,860)      (2,105,375)      (2,069,119)
      Forfeitures                                                    --               --               --               --
                                                           --------------   --------------   --------------   --------------

           Total deductions                                      (185,042)        (836,860)      (2,105,375)      (2,069,119)

Net increase (decrease) prior to interfund transfers             (700,785)      10,529,800        6,434,820       40,884,330

Net interfund transfers in (out):
      Loans issued                                                (26,935)         (32,564)        (205,227)        (321,191)
      Loans repaid                                                 16,265           56,993          231,198          367,076
      Other transfers                                             361,832          231,166        8,146,126        3,096,523
                                                           --------------   --------------   --------------   --------------
                                                                  351,162          255,595        8,172,097        3,142,408

           Net increase (decrease)                               (349,623)      10,785,395       14,606,917       44,026,738

Net assets available for plan benefits:
      Beginning of year                                         1,215,697        6,232,661       21,123,017       24,125,244
                                                           --------------   --------------   --------------   --------------

      End of year                                          $      866,074       17,018,056       35,729,934       68,151,982
                                                           ==============   ==============   ==============   ==============

                                                                  U.S.
                                                                  BOND         PARTICIPANT
                                                                 INDEX            LOAN
                                                                  FUND            FUND              TOTAL
                                                             --------------   --------------   --------------
Additions to net assets attributed to:
      Net investment income from the Savings
        Plan Trust                                                1,243,141             --         33,550,314
      Contributions:
        Employee contributions                                      634,449             --         49,713,107
        Employer contributions                                         --               --         18,585,652
        Transfer of assets from Duracell Inc. Thrift Plan              --          6,278,688      235,469,789
                                                             --------------   --------------   --------------

           Total additions                                        1,877,590        6,278,688      337,318,862

Deductions from net assets attributed to:
      Benefit payments                                           (1,005,585)      (1,768,370)    (168,706,201)
      Forfeitures                                                      --               --           (171,463)
                                                             --------------   --------------   --------------

           Total deductions                                      (1,005,585)      (1,768,370)    (168,877,664)

Net increase (decrease) prior to interfund transfers                872,005        4,510,318      168,441,198

Net interfund transfers in (out):
      Loans issued                                                 (125,413)      14,696,773             --
      Loans repaid                                                  161,835      (14,686,164)            --
      Other transfers                                             6,097,125             --               --
                                                             --------------   --------------   --------------
                                                                  6,133,547           10,609             --

           Net increase (decrease)                                7,005,552        4,520,927      168,441,198

Net assets available for plan benefits:
      Beginning of year                                          10,727,980       28,905,676    2,163,135,513
                                                             --------------   --------------   --------------

      End of year                                                17,733,532       33,426,603    2,331,576,711
                                                             ==============   ==============   ==============


                                                                     (Continued)

                THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                FIDELITY
                                                                                                               RETIREMENT
                                                          GILLETTE          FIDELITY                           GOVERNMENT
                                                           COMPANY        INTERMEDIATE         FIXED             MONEY
                                                            STOCK             BOND             INCOME            MARKET
                                                            FUND              FUND              FUND           PORTFOLIO
                                                      ---------------   ---------------   ---------------   ---------------
Additions to net assets attributed to:
      Net investment income from the Savings
         Plan Trust                                   $   382,295,874           135,362        19,748,355           439,278
      Contributions:
         Employee contributions                            26,899,546              --           4,307,341           644,933
         Employer contributions                            17,481,384              --                --                --
                                                      ---------------   ---------------   ---------------   ---------------

            Total additions                               426,676,804           135,362        24,055,696         1,084,211

Deductions from net assets attributed to:
      Benefit payments                                    (71,917,356)         (729,362)      (40,701,584)       (4,717,505)
      Forfeitures                                            (120,065)             --                --                --
                                                      ---------------   ---------------   ---------------   ---------------

            Total deductions                              (72,037,421)         (729,362)      (40,701,584)       (4,717,505)

Net increase (decrease) prior to interfund transfers      354,639,383          (594,000)      (16,645,888)       (3,633,294)

Net interfund transfers in (out):
      Loans issued                                        (10,332,596)          (31,040)       (2,834,569)         (178,374)
      Loans repaid                                          8,557,304              --           1,673,673           180,682
      Other transfers                                    (108,628,945)       (8,491,508)       62,274,277         8,001,778
                                                      ---------------   ---------------   ---------------   ---------------
                                                         (110,404,237)       (8,522,548)       61,113,381         8,004,086

            Net increase (decrease)                       244,235,146        (9,116,548)       44,467,493         4,370,792

Net assets available for plan benefits:
      Beginning of year                                 1,305,426,447         9,116,548       289,793,338         5,897,378
                                                      ---------------   ---------------   ---------------   ---------------

      End of year                                     $ 1,549,661,593              --         334,260,831        10,268,170
                                                      ===============   ===============   ===============   ===============



                                                                                               FIDELITY
                                                                                                 U.S.             FIDELITY
                                                            FIDELITY          FIDELITY          EQUITY             GROWTH
                                                            MAGELLAN          BALANCED          INDEX             COMPANY
                                                              FUND              FUND          PORTFOLIO             FUND
                                                        ---------------   ---------------   ---------------   ---------------
Additions to net assets attributed to:
      Net investment income from the Savings
         Plan Trust                                           8,678,247         1,187,143        21,059,474         6,238,947
      Contributions:
         Employee contributions                               4,383,711              --           2,979,719         4,296,784
         Employer contributions                                    --                --                --                --
                                                        ---------------   ---------------   ---------------   ---------------

            Total additions                                  13,061,958         1,187,143        24,039,193        10,535,731

Deductions from net assets attributed to:
      Benefit payments                                       (1,857,129)         (350,578)       (4,907,432)       (1,939,117)
      Forfeitures                                                  --                --                --                --
                                                        ---------------   ---------------   ---------------   ---------------

            Total deductions                                 (1,857,129)         (350,578)       (4,907,432)       (1,939,117)

Net increase (decrease) prior to interfund transfers         11,204,829           836,565        19,131,761         8,596,614

Net interfund transfers in (out):
      Loans issued                                           (1,354,083)         (156,736)         (957,461)         (749,634)
      Loans repaid                                            1,171,217              --             532,214           774,517
      Other transfers                                           996,278       (16,095,622)        8,766,229        (2,222,080)
                                                        ---------------   ---------------   ---------------   ---------------
                                                                813,412       (16,252,358)        8,340,982        (2,197,197)

            Net increase (decrease)                          12,018,241       (15,415,793)       27,472,743         6,399,417

Net assets available for plan benefits:
      Beginning of year                                      33,882,758        15,415,793        61,863,941        34,977,544
                                                        ---------------   ---------------   ---------------   ---------------

      End of year                                            45,900,999              --          89,336,684        41,376,961
                                                        ===============   ===============   ===============   ===============


                                                                     (Continued)

                THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1997, CONTINUED:


                                                                                                            FIDELITY
                                                         FIDELITY         FIDELITY        FIDELITY          INVESCO
                                                         EMERGING        DIVERSIFIED      GROWTH &           TOTAL
                                                         MARKETS        INTERNATIONAL      INCOME            RETURN
                                                           FUND             FUND            FUND              FUND
                                                      --------------   --------------   --------------   --------------
Additions to net assets attributed to:
      Net investment income from the Savings
        Plan Trust                                    $     (846,361)         480,528        2,803,389        3,077,360
      Contributions:
        Employee contributions                               222,804          340,774          816,379        1,696,966
        Employer contributions                                  --               --               --               --
                                                      --------------   --------------   --------------   --------------

           Total additions                                  (623,557)         821,302        3,619,768        4,774,326

Deductions from net assets attributed to:
      Benefit payments                                      (164,157)        (295,525)        (438,684)        (548,897)
      Forfeitures                                               --               --               --               --
                                                      --------------   --------------   --------------   --------------

           Total deductions                                 (164,157)        (295,525)        (438,684)        (548,897)

Net increase (decrease) prior to interfund transfers        (787,714)         525,777        3,181,084        4,225,429

Net interfund transfers in (out):
      Loans issued                                           (12,648)         (25,605)         (89,550)        (202,097)
      Loans repaid                                            34,071           34,484           76,943          428,823
      Other transfers                                      1,981,988        5,698,005       17,954,540       19,673,089
                                                      --------------   --------------   --------------   --------------
                                                           2,003,411        5,706,884       17,941,933       19,899,815

           Net increase (decrease)                         1,215,697        6,232,661       21,123,017       24,125,244

Net assets available for plan benefits:
      Beginning of year                                         --               --               --               --
                                                      --------------   --------------   --------------   --------------

      End of year                                     $    1,215,697        6,232,661       21,123,017       24,125,244
                                                      ==============   ==============   ==============   ==============



                                                             U.S.
                                                             BOND        PARTICIPANT
                                                            INDEX           LOAN
                                                             FUND           FUND              TOTAL
                                                       --------------   --------------   --------------
Additions to net assets attributed to:
      Net investment income from the Savings
        Plan Trust                                            739,237             --        446,036,833
      Contributions:
        Employee contributions                                534,430             --         47,123,387
        Employer contributions                                   --               --         17,481,384
                                                       --------------   --------------   --------------

           Total additions                                  1,273,667             --        510,641,604

Deductions from net assets attributed to:
      Benefit payments                                       (619,122)        (792,970)    (129,979,418)
      Forfeitures                                                --               --           (120,065)
                                                       --------------   --------------   --------------

           Total deductions                                  (619,122)        (792,970)    (130,099,483)

Net increase (decrease) prior to interfund transfers          654,545         (792,970)     380,542,121

Net interfund transfers in (out):
      Loans issued                                           (124,480)      17,048,873             --
      Loans repaid                                            105,944      (13,569,872)            --
      Other transfers                                      10,091,971             --               --
                                                       --------------   --------------   --------------
                                                           10,073,435        3,479,001             --

           Net increase (decrease)                         10,727,980        2,686,031      380,542,121

Net assets available for plan benefits:
      Beginning of year                                          --         26,219,645    1,782,593,392
                                                       --------------   --------------   --------------

      End of year                                          10,727,980       28,905,676    2,163,135,513
                                                       ==============   ==============   ==============


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(6)    INVESTMENTS

       Investments of the Savings Plan Trust are held in trust by Fidelity Management Trust Company. The Plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and The Gillette Company Savings Plan for Arrow Park Employees. Trust income is allocated ratably between the plans in accordance with the assets of each Plan invested in the trust. The net assets of the Savings Plan Trust at December 31, 1998 and 1997 are as follows:

                                                           1998              1997
                                                      --------------    --------------
Investments, at fair value:
    Marketable securities:
        Gillette common stock                         $1,421,628,142     1,551,947,454

    Registered investment companies:
        Fidelity Short-term Investment Fund               54,284,783        23,695,057
        Fidelity Retirement Government Money
           Market Portfolio                               22,247,679        10,344,002
        Fidelity Magellan Fund                           104,133,549        46,585,401
        Fidelity U.S. Equity Index Portfolio             188,119,328        91,919,213
        Fidelity Growth Company Fund                      47,723,974        41,787,957
        Fidelity Emerging Markets Fund                       869,866         1,220,995
        Fidelity Diversified International Fund           16,836,592         6,256,456
        Fidelity Growth & Income Fund                     35,977,890        21,222,508
        INVESCO Total Return Fund                         66,763,014        24,955,015
        Fidelity U.S. Bond Index Fund                     17,783,501        10,760,825
    Investment contracts                                 330,165,797       312,826,658
    Participant loans                                     33,652,383        29,104,490
                                                      --------------    --------------

                  Total investments                    2,340,186,498     2,172,626,031

Receivable from Duracell Inc. Thrift Plan                  2,890,395              --
                                                      --------------    --------------

                  Total investments and net assets    $2,343,076,893     2,172,626,031
                                                      ==============    ==============

Assets allocated to The Gillette Company
    Savings Plan for Arrow Park Employees             $   11,500,182         9,490,518

Assets allocated to The Gillette Company
    Employees' Savings Plan                           $2,331,576,711     2,163,135,513
                                                      ==============    ==============


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 1998 and 1997 are as follows:

                                                                            1998                1997
                                                                      ---------------     ---------------
Employee contributions                                                $    50,400,338          47,855,615
Employer contributions                                                     18,776,685          17,683,710
Investment income:
     Net appreciation (depreciation) on fair value of investments:
           Gillette common stock                                          (68,234,619)        368,245,796
           Fidelity Intermediate Bond Fund                                       --               (89,828)
           Fidelity Magellan Fund                                          12,773,190           5,830,143
           Fidelity Balanced Fund                                                --             1,100,411
           Fidelity U.S. Equity Index Portfolio                            24,256,268          19,620,590
           Fidelity Growth Company Fund                                     7,200,486           2,204,172
           Fidelity Emerging Markets Fund                                    (745,082)           (881,794)
           Fidelity Diversified International Fund                            476,479             246,019
           Fidelity Growth & Income Fund                                    5,136,757           2,048,113
           INVESCO Total Return Fund                                        1,974,014           2,287,046
           Fidelity U.S. Bond Index Fund                                      294,579             315,599

     Dividends                                                             28,572,861          24,656,455
     Interest                                                              23,120,340          22,065,612
                                                                      ---------------     ---------------
                  Net investment income                                    34,825,273         447,648,334

Transferred from Duracell Inc. Thrift Plan                                235,469,789                --
                                                                      ---------------     ---------------

                  Total additions                                         339,472,085         513,187,659

Benefit payments                                                          168,845,644         130,062,739
Forfeitures                                                                   175,579             120,990
                                                                      ---------------     ---------------
                  Total deductions                                        169,021,223         130,183,729
                                                                      ---------------     ---------------

                  Net increase                                            170,450,862         383,003,930

Net assets:
     Beginning of year                                                  2,172,626,031       1,789,622,101
                                                                      ---------------     ---------------

     End of year                                                      $ 2,343,076,893       2,172,626,031
                                                                      ===============     ===============


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(7)    UNIT VALUATION

       Participants' accounts are maintained on a "unit value" basis. The total units used in valuing participants' accounts and the per unit values at December 31, 1997 and the four quarters ended December 31, 1998 are as follows:


                                                                                         FIDELITY RETIREMENT
                                    GILLETTE COMPANY                                      GOVERNMENT MONEY
                                       STOCK FUND              FIXED INCOME FUND          MARKET PORTFOLIO
                                       ----------              -----------------          ----------------
                                  UNITS         VALUE        UNITS          VALUE        UNITS         VALUE
                                  -----         -----        -----          -----        -----         -----
       December 31, 1997       15,429,114   $    100.44    334,260,831     $  1.00      10,268,170   $   1.00
       March 31, 1998          14,926,657        118.68    336,309,811        1.00      13,397,776       1.00
       June 30, 1998           29,731,324         56.87    320,108,787        1.00      17,025,922       1.00
       September 30, 1998      29,271,537         30.25    328,177,181        1.00      33,287,340       1.00
       December 31, 1998       29,682,960         47.81    382,827,956        1.00      19,157,542       1.00


                                        FIDELITY                FIDELITY U.S.                FIDELITY GROWTH
                                      MAGELLAN FUND        EQUITY INDEX PORTFOLIO              COMPANY FUND
                                      -------------        ----------------------              ------------
                                  UNITS          VALUE        UNITS         VALUE           UNITS        VALUE
                                  -----          -----        -----         -----           -----        -----
       December 31, 1997          481,799   $     95.27    2,553,936    $  34.98           955,147   $  43.32
       March 31, 1998             481,707        108.81    2,661,332       39.69           914,162      48.38
       June 30, 1998              514,803        109.63    2,629,750       40.49           917,420      49.14
       September 30, 1998         514,849         97.52    2,674,750       36.33           887,474      45.04
       December 31, 1998          858,460        120.82    4,225,713       43.96           923,812      51.02


                                   FIDELITY GROWTH &           FIDELITY EMERGING          FIDELITY DIVERSIFIED
                                      INCOME FUND                 MARKET FUND              INTERNATIONAL FUND
                                      -----------                 -----------              ------------------
                                  UNITS          VALUE        UNITS         VALUE           UNITS       VALUE
                                  -----          -----        -----         -----           -----       -----
       December 31, 1997          554,410   $    38.10       126,635       $  9.60         386,402   $  16.13
       March 31, 1998             708,854        42.84       213,922         10.21         429,890      18.28
       June 30, 1998              712,506        44.01       220,369          8.06         439,763      18.72
       September 30, 1998         704,790        38.62       111,344          6.09         394,802      16.01
       December 31, 1998          779,449        45.84       122,847          7.05         960,387      17.72


                                   FIDELITY U.S. BOND            INVESCO TOTAL
                                       INDEX FUND                  RETURN FUND
                                       ----------                  -----------
                                   UNITS         VALUE        UNITS         VALUE
                                   -----         -----        -----         -----
       December 31, 1997          994,252   $    10.79       829,331    $    29.09
       March 31, 1998           1,247,098        10.78       900,326         31.43
       June 30, 1998            1,291,087        10.85       906,466         31.34
       September 30, 1998       1,473,370        11.15       897,621         29.47
       December 31, 1998        1,609,213        11.02     2,173,214         31.36


c

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(8)    PARTICIPATION BY FUND

       The total number of plan participants in each of the investment funds on December 31, 1998 and 1997 are as follows:

                                                                1998        1997
                                                                ----        ----
Gillette Company Stock Fund                                    12,148      9,346
Fixed Income Fund                                               6,415      4,095
Fidelity Retirement Government Money Market Portfolio             644        651
Fidelity Magellan Fund                                          5,643      3,087
Fidelity U.S. Equity Index Portfolio                            6,163      3,021
Fidelity Growth Company Fund                                    2,471      2,543
Fidelity Growth & Income Fund                                   1,001        629
Fidelity Emerging Markets Fund                                    250        205
Fidelity Diversified International Fund                         1,932        380
Fidelity U.S. Bond Index Fund                                     837        778
INVESCO Total Return Fund                                       3,879      1,422

       The numbers shown above reflect the fact that participants may elect to invest in more than one fund.


(9)    ADMINISTRATIVE EXPENSES

       The Company bears all trustee and administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and the Gillette Company Stock Fund. Investment expenses associated with the Fidelity funds offered as investment options under the Plan are deducted from the assets of each of those funds.


(10)   INCOME TAXES

       A favorable tax determination letter was received from the Internal Revenue Service on July 19, 1994 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") as a profit sharing plan, and is exempt from federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code. In the opinion of the Plan administrator and the Plan's tax advisor, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.


(11)   PLAN MERGER AND TERMINATION OF DURACELL INC. PLANS

       Effective December 31, 1998, the Duracell Inc. Thrift Plan ("Duracell Plan") was merged into The Gillette Company Employees' Savings Plan. The financial statements reflect the plan merger as of December 31, 1998, the effective date of the transaction. On the effective date, $232,579,430 of the $235,469,789 of the net assets attributable to the participants of the Duracell Plan was transferred into the Gillette Employees' Savings Plan. The remaining $2,890,359 of net assets from the Duracell Plan was transferred in January, 1999 and is a receivable from the Duracell Plan at December 31, 1998.


                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       Additionally, the Duracell Inc. Cash Balance Plan was terminated effective December 31, 1998. During the first quarter of 1999, rollover contributions of certain Duracell Inc. Cash Balance Plan participants totaling $84,824,210 were made to the Gillette Company Employees' Savings Plan.


(12)   CASH ADVANCE TO THE PLAN TRUSTEE

       The Company has deposited with the Plan trustee a cash advance to provide liquidity to the Gillette Company Stock Fund in order to make distributions, loans and transfers from the Fund on a timely basis. Any interest earned on the balance is allocated to participant accounts within the Gillette Company Stock Fund. The outstanding balance of the cash advance to the trustee as of December 31, 1998 was $1,500,000.